Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces ELND005 Presentations at the Clinical Trials in Alzheimer’s Disease (CTAD) Meeting

TORONTO, ON, November 18th, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced ELND005 (scyllo-inositol) was featured in an oral and two poster presentations at the recently completed 6th Annual Clinical Trials in Alzheimer’s Disease meeting that occurred November 13-16 in San Diego, CA. In addition, the conference included symposia that examined “Agitation and Aggression in AD: a new target for drug development” and “AD and Down Syndrome.”

The ELND005 presentations were entitled:

“Effects of ELND005 (Scyllo-inositol) long term treatment on Amyloid related imaging abnormalities (ARIA) in Phase 2 AD studies”

“Dose selection for ELND005 (Scyllo-inositol) in neuropsychiatric clinical trials: Use of Modeling and simulations (M&S) of population pharmacokinetic model to estimate target drug exposures”

“Effects of ELND005 (Scyllo-inositol) and Clozapine on social withdrawal behaviors: Differential Profiles in a PCP animal model”

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated by Transition’s licensing partner, Elan, for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a potential treatment of agitation and aggression in Alzheimer’s disease (Study ELND005-AG201), as a maintenance therapy of Bipolar Disorder Type I (Study ELND005-BPD201) and as a therapy for those with Down syndrome (Study ELND005-DS-201).

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com